Exhibit 99.1

Evogene Reports Third Quarter 2023 Financial Results

Conference call and webcast: today, November 15, 2023, 9:00 am ET

Rehovot, Israel – November 15, 2023 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), a leading computational biology company aiming to revolutionize the development of life-science-based products utilizing cutting-edge computational biology technologies across multiple market segments, today announced its financial results for the third quarter period ended September 30, 2023.

Mr. Ofer Haviv, Evogene's President and Chief Executive Officer, stated: "The events in Israel since October 7, 2023, have brought about significant changes to our nation; we find ourselves at a time of profound reflection. Our hearts go out to all those directly and indirectly impacted by these evil acts. I want to emphasize that these hardships only deepen our resolve to succeed and thrive. Despite these challenges, Evogene and our subsidiaries continue to operate, unwavering in our commitment to innovation and progress. Our strategic focus remains steady, and our dedicated team works tirelessly to achieve our objectives for 2023 and set the course for 2024.

In these uncertain times, it's crucial to underscore the financial stability of the Evogene Group. As of the end of the third quarter, the group had a consolidated cash position of approximately $37.2 million, with contributions from Lavie Bio - $7.1 million, Biomica - $14.6 million, and Evogene (together with Casterra, AgPlenus, and Canonic) - $15.5 million. It's important to note that this figure doesn't include any amount due to the purchase orders received by Casterra in the last few months and that Lavie Bio's cash balance is set to increase by an additional $2.5 million in January 2024 as part of a commercial agreement with Corteva.

Furthermore, we anticipate additional orders for Casterra's castor seeds and new collaborations to generate cash flow for the group, further enhancing our financial stability."

Mr. Haviv continued: "As previously stated, this year we invested in establishing collaborations directly between Evogene and industry leaders, aiming to leverage our AI tech-engines for product development. We are very excited with the initial fruits of these efforts, as demonstrated by the recently reported collaboration with Colors Farm and Ben Gurion University - to pioneer crustacean gene editing technology aiming to enhance crustacean traits. The collaboration is powered by a grant from the Israel Innovation Authority and will utilize Evogene's GeneRator AI tech-engine."

Mr. Haviv added: "We are very proud of the achievements of our subsidiaries in the last few months. I want to emphasize that as part of their competitive advantage, all the subsidiaries use Evogene's AI tech-engines, under exclusive license, to direct and accelerate their product development."

Biomica Ltd. - develops microbiome-based therapeutics, leveraging Evogene's MicroBoost AI tech-engine.

- Biomica's leading product candidate, BMC128, for treating cancer patients, is now in a phase 1 clinical trial. The trial is conducted in Israel and started at the Rambam Health Care Campus. It aims to evaluate BMC128's safety and tolerability alongside Bristol Myers Squibb's Opdivo® immunotherapy. In August, Biomica opened a second site at The Davidoff Cancer Center to allow the recruitment of additional potential patients. The trial is planned to include 10-12 patients; currently, 7 have enrolled.

- Biomica is advancing in preparing for a pre-IND meeting for BMC128, expected to occur in the first quarter of 2024.

Lavie Bio Ltd. - develops and commercializes microbiome-based ag-biological products, utilizing Evogene's MicroBoost AI tech-engine.

- In July, Lavie Bio announced a licensing agreement with Corteva. The agreement grants Corteva exclusive rights to develop further and commercialize two of Lavie Bio's lead bio-fungicide product candidates - LAV311 and LAV312 - targeting fruit-rots. Lavie Bio is entitled to an initial payment of approximately $5 million in 2 installments: the first payment of $2.5 million was received in September 2023, and the second payment is expected in the first quarter of 2024. It will also be eligible for additional future milestone payments and royalties from Corteva's sales of these future products.

- Last week, Lavie Bio announced a significant progress in its bio-fungicide program with LAV321, designed to combat downy mildew and late blight diseases. Field trials conducted in 2023 across Europe and the United States have yielded impressive results, establishing LAV321 as a potent solution against fungal diseases. Next year, LAV321 is expected to be tested in field trials by several multinational companies, for some of which it will be the second year of validation.

AgPlenus Ltd. - aims to develop and commercialize next-generation crop protection products, utilizing Evogene's ChemPass AI tech-engine.

- As previously disclosed, there is a growing interest in AgPlenus' lead target protein APTH1 and the small molecules that bind to this protein as candidates for a novel herbicide with a broad weed control spectrum. AgPlenus expects this interest to lead to a collaboration with a leading industry player.

Casterra Ag Ltd. - provides an integrated end-to-end solution for large-scale castor bean cultivation, utilizing Evogene's GeneRator AI tech-engine.

- In September, Casterra delivered its first shipment of high-yield, high-oil castor seeds from Brazil and Zambia to an African region, generating recognized revenue of approximately $0.9 million in this quarter.

- In recent months, Casterra made substantial steps in expanding its overseas seed production capabilities through subcontractors. As the complexity of this operation is high, it requires additional resources and extensive physical attendance of Casterra's professionals at the production sites overseas. Casterra is currently investing efforts in expanding its workforce to support this operation and, in parallel, looking for additional seed production subcontractors to manage risks.

Canonic Ltd. - provides tailored medical cannabis products to optimize consumer well-being, utilizing Evogene's GeneRator AI tech-engine.

- The Israeli medical cannabis market is characterized by a vast spectrum of products, either grown locally or imported. Capturing the patients' attention is challenging, leading to prices dropping even for premium products. To address this challenge, Canonic is focusing its marketing efforts on the frequent launching of new products in limited batches. During the third quarter, Canonic launched two new products, Tango and Two Aces, and this week, an additional product, SouthSide, was launched.

- During the last quarter, Canonic engaged with a new Israeli cultivator, EverGreen; four elite strains are currently being cultivated.

Mr. Haviv concluded: "All the subsidiaries are advancing their business targets, and as a shareholder, Evogene is very proud of this progress. Looking forward, when evaluating the needs of our wholly owned subsidiaries and their commercial potential, we intend to invest more efforts and resources in Casterra - since we see significant potential in the bio-diesel market, which castor oil can support, while reducing our investment in Canonic - due to the challenging market conditions of the medical cannabis sector."

Key Financial Highlights:

As of September 30, 2023, Evogene had consolidated cash, cash equivalents, and short-term bank deposits amounted to approximately $37.2 million. This included $14.6 million for Biomica, $7.1 million for Lavie Bio, and $15.5 million collectively for Evogene, Casterra, Canonic, and AgPlenus. The injection of funds from the last round of investment in July strengthens Evogene's financial position and provides it with the resources needed to execute future plans effectively.

The $15.5 million reflected in the cash balance of Evogene, together with Casterra, Canonic, and AgPlenus, does not include any amount due to the purchase orders received by Casterra in the last few months, which were partially supplied during the third quarter of 2023, and the $7.1 million reflected in the cash balance of Lavie Bio does not include the $2.5 million, which represents the second half of the upfront payment from the licensing agreement with Corteva, that is expected to be received at the beginning of 2024.

During the third quarter, the consolidated cash usage was approximately $4.8 million or approximately $3.2  million, excluding Lavie Bio, Biomica, and $1.2 million of advanced payments to Casterra’s subcontractors for castor seed production.

Financial Performance:

Revenues for the third quarter of 2023 were approximately $3.8 million compared to approximately $0.5 million in the same period the previous year. The revenue increase was primarily due to revenues recognized by Lavie Bio per the licensing agreement with Corteva and due to revenues recognized by Casterra for the supply of castor seeds during the third quarter of 2023.

R&D expenses for the third quarter of 2023, which are reported net of non-refundable grants received, were approximately $5.1 million and remained stable compared to approximately $5.0 million in the same period in the previous year.

Sales and marketing expenses were approximately $850 thousand for the third quarter of 2023 and slightly decreased as compared to approximately $895 thousand in the same period the previous year. The main contributor to this expense decrease was a reduction in personnel expenses at Canonic.

General and administrative expenses were approximately $1.5 million in the third quarter of 2023 and remained stable compared to approximately $1.6 million in the same period in the previous year.

Operating loss for the third quarter of 2023 was approximately $4.2 million compared to an operating loss of approximately $7.1 million in the same period in the previous year. The decrease in operating loss is mainly due to the increased revenues mentioned above.

Financing income net for the third quarter of 2023 was approximately $320 thousand compared to the financing expenses net of approximately $61 thousand in the same period in the previous year. This difference was mainly due to an increase in interest income during the third quarter of 2023 compared to the same period in the previous year.

Net loss for the third quarter of 2023 was approximately $3.9 million compared to a net loss of approximately $7.2 million in the same period in the previous year. The decrease in the net loss is mainly due to the increased revenues recognized in the third quarter of 2023.

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For the financial tables click here.
For an accessible file click here.
***
Conference Call & Webcast Details:
Date: Nov 15, 2023. Time: 9:00 am ET; 4:00 pm IDT
Dial-in numbers:1-888-281-1167 toll-free from the United States, or +972-3-918-0609 internationally
Webcast & Presentation link available at:
https://evogene.com/investor-relations/
The Company’s investor presentation can be viewed at the above link, which is in the investor relations section of the company website.
Replay Information: A replay of the conference call will be available approximately two hours following the completion of the call.
To access the replay, please dial 1-888-326-9310 toll-free from the United States or +972-3-925-5901 internationally. The replay will be accessible following the call for three days. An archive of the webcast will be available on the Company’s website.

About Evogene Ltd.
Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) is a computational biology company leveraging big data and artificial intelligence, aiming to revolutionize the development of life-science based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost.

Evogene established three unique tech-engines – MicroBoost AI, ChemPass AI and GeneRator AI. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through strategic partnerships and collaborations, and its five subsidiaries including:

-	Biomica Ltd. (www.biomicamed.com) – developing and advancing novel microbiome-based therapeutics to treat human disorders powered by MicroBoost AI;
-	Lavie Bio (www.lavie-bio.com) – developing and commercially advancing, microbiome based ag-biologicals powered by MicroBoost AI;
-	AgPlenus Ltd. (www.agplenus.com) – developing next generation ag-chemicals for effective and sustainable crop protection powered by ChemPass AI;
-	Canonic (www.canonicbio.com) – developing medical cannabis products based on decoding plant genetics for optimized therapeutic effect powered by GeneRator AI; and
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Casterra Ag (www.casterra.co) – developing and marketing superior castor seed varieties producing high yield and high-grade oil content, on an industrial scale for the biofuel and other industries powered by GeneRator AI.

For more information, please visit: www.evogene.com.

Forward-Looking Statements
This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", "expects", "hopes" "intends", "anticipates", "plans", "believes", "scheduled", "estimates", "demonstrates" or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statements in this press release when they discuss the additional orders for Casterra's castor seeds and new collaborations to generate cash flow for the group, Biomica advances in preparing for a pre-IND meeting for BMC128, expected tests of LAV321 in field trials by several multinational companies, and Casterra's ability to mitigate production risks and to retain additional seed production subcontractors. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance, or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel and Hamas and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel, and those risk factors contained in Evogene's reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investors' Contact:
Rachel Pomerantz Gerber, Head of Investor Relations at Evogene
Email: rachel.pomerantz@evogene.com
Tel: +972-8-9311901

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Consolidated Interim Statements of Financial Position	2

Consolidated Interim Statements of Profit or Loss	3

Consolidated Interim Statements of Cash Flows	4-5

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,	December 31,
	2023	2022
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$27,331	$28,980
Marketable securities	-	6,375
Short-term bank deposits	9,896	-
Trade receivables	1,345	348
Other receivables and prepaid expenses	1,870	1,482
Inventories	113	566

	40,555	37,751
LONG-TERM ASSETS:
Other receivables	106	74
Deferred taxes	10	94
Right-of-use-assets	1,126	1,568
Property, plant and equipment, net	2,535	2,499
Intangible assets, net	13,414	14,140

	17,191	18,375

	$57,746	$56,126
CURRENT LIABILITIES:
Trade payables	$1,176	$1,036
Employees and payroll accruals	2,059	1,987
Lease liability	854	884
Liabilities in respect of government grants	634	79
Deferred revenues and other advances	739	22
Other payables	1,022	1,617

	6,484	5,625
LONG-TERM LIABILITIES:
Lease liability	387	932
Liabilities in respect of government grants	4,227	4,665
Other advances	494	-
Convertible SAFE	10,291	10,114

	15,399	15,711
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding – 50,549,812 shares as of September 30, 2023 and 41,260,439 shares as of December 31, 2022	286	235
Share premium and other capital reserve	269,209	261,402
Accumulated deficit	(250,985)	(233,707)

Equity attributable to equity holders of the Company	18,510	27,930

Non-controlling interests	17,353	6,860

Total equity	35,863	34,790

	$57,746	$56,126

2

CONSOLIDATED INRERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share amounts)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2023	2022	2023	2022	2022
	Unaudited				Audited

Revenues	$5,062	$1,015	$3,767	$466	$1,675
Cost of revenues	1,294	545	511	120	909

Gross profit	3,768	470	3,256	346	766

Operating expenses (income):

Research and development, net	15,232	16,039	5,063	4,996	20,792
Sales and marketing	2,578	2,765	850	895	3,933
General and administrative	4,838	4,825	1,526	1,552	6,482
Other income	-	-	-	-	(3,500)

Total operating expenses, net	22,648	23,629	7,439	7,443	27,707

Operating loss	(18,880)	(23,159)	(4,183)	(7,097)	(26,941)

Financing income	1,128	679	429	194	516
Financing expenses	(894)	(3,498)	(109)	(255)	(3,329)

Financing income (expenses), net	234	(2,819)	320	(61)	(2,813)

Loss before taxes on income	(18,646)	(25,978)	(3,863)	(7,158)	(29,754)
Taxes on income (tax benefit)	(29)	45	(5)	5	90

Loss	$(18,617)	$(26,023)	$(3,858)	$(7,163)	$(29,844)

Attributable to:
Equity holders of the Company	(17,278)	(23,640)	(3,984)	(6,544)	(26,638)
Non-controlling interests	(1,339)	(2,383)	126	(619)	(3,206)

	$(18,617)	$(26,023)	$(3,858)	$(7,163)	$(29,844)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.39)	$(0.57)	$(0.08)	$(0.16)	$(0.65)

Weighted average number of shares used in computing basic and diluted loss per share	44,028,642	41,202,049	48,922,553	41,215,944	41,210,184

3

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2023	2022	2023	2022	2022
	Unaudited				Audited
Cash flows from operating activities:

Loss	$(18,617)	$(26,023)	$(3,858)	$(7,163)	$(29,844)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	1,223	1,117	416	400	1,513
Amortization of intangible assets	726	822	245	245	1,067
Share-based compensation	1,764	895	545	65	1,186
Increase (decrease) in convertible SAFE	177	-	(43)	-	114
Net financing expenses (income)	(206)	3,128	(212)	(11)	2,979
Decrease in accrued bank interest	-	7	-	-	7
Gain from sale of property, plant and equipment	(26)	-	-	-	-
Taxes on income (tax benefit)	(29)	45	(5)	5	90

	3,629	6,014	946	704	6,956
Changes in asset and liability items:

Increase in trade receivables	(997)	(171)	(1,167)	(341)	(67)
Decrease (increase) in other receivables	(420)	443	(504)	(20)	1,113
Decrease (increase) in inventories	453	(73)	136	(3)	(474)
Increase in deferred taxes	-	-	-	-	(94)
Increase (decrease) in trade payables	179	(600)	153	(428)	(469)
Increase (decrease) in employees and payroll accruals	72	(338)	(100)	(60)	(675)
Increase (decrease) in other payables	(467)	(586)	(305)	7	48
Increase (decrease) in deferred revenues and other advances	190	185	263	344	(153)

	(990)	(1,140)	(1,524)	(501)	(771)

Cash received (paid) during the period for:

Interest received	433	118	150	38	186
Interest paid	(92)	(356)	(26)	(129)	(165)
Tax paid	(15)	(34)	(5)	(5)	(40)

Net cash used in operating activities	$(15,652)	$(21,421)	$(4,317)	$(7,056)	$(23,678)

4

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2023	2022	2023	2022	2022
	Unaudited				Audited
Cash flows from investing activities:

Purchase of property, plant and equipment	$(699)	$(972)	$(216)	$(225)	$(1,171)
Proceeds from sale of marketable securities	6,924	12,352	-	203	12,356
Purchase of marketable securities	(503)	(659)	-	-	(911)
Proceeds from sale of property, plant and aquipment	26	-	-	-	-
Withdrawal from (investment in) bank deposits	(9,700)	3,000	3,860	-	3,000

Net cash provided by (used in) investing activities	(3,952)	13,721	3,644	(22)	13,274

Cash flows from financing activities:

Issuance of a subsidiary preferred shares to non-controlling interests	9,523	-	-	-	-
Proceeds from issuance of ordinary shares, net of issuance expenses	8,404	-	8,068	-	21
Proceeds from issuance of convertible SAFE	-	10,000	-	10,000	10,000
Proceeds from exercise of options	-	7	-	-	7
Repayment of lease liability	(624)	(366)	(211)	126	(803)
Proceeds from government grants	1,069	89	(20)	59	149
Repayment of government grants	(73)	(31)	(38)	(17)	(31)

Net cash provided by financing activities	18,299	9,699	7,799	10,168	9,343

Exchange rate differences - cash and cash equivalent balances	(344)	(2,464)	(28)	(97)	(2,284)

Increase (decrease) in cash and cash equivalents	(1,649)	(465)	7,098	2,993	(3,345)

Cash and cash equivalents, beginning of the period	28,980	32,325	20,233	28,867	32,325

Cash and cash equivalents, end of the period	$27,331	$31,860	$27,331	$31,860	$28,980

Significant non-cash activities:

Acquisition of property, plant and equipment, net	$35	$146	$35	$80	$74
Increase (decrease) of right-of-use asset recognized with corresponding lease liability	$135	$19	$-	$(11)	$90

5